

February 11, 2014

Via E-mail
Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

> **Re: Time Inc.**
> **Amendment No. 1 to**
> **Form 10**
> **Filed January 31, 2014**
> **File No. 001-36218**

Dear Mr. Ripp:

We have reviewed your responses to the comments in our letter dated December 19, 2013 and have the following additional comment. Please note the page references refer to the marked version of your filing provided by counsel.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Executive Compensation, page 77

Use of Comparative Data, page 80

1. It appears that you benchmark compensation. With regard to the data referenced in part (ii) of the second paragraph please revise to identify the companies against which you benchmark.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Eric Schiele
        Cravath, Swaine & Moore LLP